Exhibit 10.11

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Registration Statement (Form S-8 No. 333-6992, 333-10724, No. 333-13708 and No. 333-101979) of our report dated, February 17, 2004 (except Note 16 for which the date is March 17, 2004) with respect to the consolidated financial statements of TTI Team Telecom International Ltd. included in the Annual Report (Form 20-F) for the year ended December 31, 2003.

Tel-Aviv, Israel March 30, 2004	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global